UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 1 of 5

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,822,320*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,691,172*
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,822,320
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd. (the “Issuer”), which Mr. Jabsheh (the “Reporting Person”) beneficially owns, (1) he has the present right to vote 13,822,320 Common Shares, (2) he has the right to dispose of 12,691,172 of these Common Shares and (3) he owns 4,000,000 warrants to acquire 4,000,000 Common Shares.

**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 52,438,751 Common Shares, which includes (i) 48,438,751 Common Shares of the Issuer outstanding as of August 21, 2020 and (ii) 4,000,000 Common Shares issuable upon the exercise of warrants to acquire Common Shares owned by the Reporting Person, as reported by the Issuer in the prospectus, dated as of August 28, 2020, filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2020. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes warrants held by the Reporting Person but does not include any other Common Shares issuable upon the exercise of any other outstanding warrants held by other persons.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements certain information in the Schedule 13D filed with the SEC on March 27, 2020 (the “Original 13D” and, together with this Amendment No. 1, the “Schedule 13D”) by Wasef Jabsheh (the “Reporting Person”).

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original 13D is hereby amended by adding the following immediately after the first paragraph thereof:

“Between June 3, 2020 and September 29, 2020, the Reporting Person purchased with personal funds in the open market an additional 363,278 Common Shares for an aggregate consideration of approx. $2,448,835, excluding brokerage commissions.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item (a) to (c) of Item 5 of the Original 13D are hereby amended as follows:

(a) As of September 29, 2020, the Reporting Person beneficially owned 17,822,320 Common Shares, consisting of (i) 12,691,172 Common Shares, with respect to which the Reporting Person has a right to vote and dispose of, (ii) 4,000,000 warrants to purchase Common Shares at a price of $11.50 per Common Share, and (iii) 1,131,148 Common Shares, 600,000 of which vest when the Common Shares achieve a price of $11.50 per share for 20 out of 30 trading days, 400,000 of which vest when the Common Shares achieve a price of $12.50 per share for 20 out of 30 trading days, and 131,148 of which vest when the Common Shares achieve a price of $15.25 per share for 20 out of 30 trading days, which the Reporting Person is deemed to beneficially own by virtue of having the right to vote (but not dispose of) such Common Shares. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 17,822,320 Common Shares beneficially owned by the Reporting Person represented approximately 34.0% of the Common Shares of the Issuer.

(b) As of September 29, 2020, the Reporting Person has:

●	sole power to vote or direct the vote of 17,822,320 Common Shares;

●	shared power to vote or direct the vote of 0 Common Shares;

●	sole power to dispose or direct the disposition of 16,691,172 Common Shares; and

●	shared power to dispose or direct the disposition of 0 Common Shares.

As of September 29, 2020, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the 1,131,148 contingent unvested Common Shares beneficially owned by the Reporting Person. The Reporting Person will not have investment power over such shares until the vesting thereof.

(c) Except as otherwise described in Schedule A hereto, no transactions in the Common Shares of the Issuer were effected by the Reporting Person during the past 60 days.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original 13D is hereby further amended by adding the following as the last sentence of the last paragraph under the heading “Business Combination Agreement”:

“In June 2020, upon the finalization of the purchase price under the Business Combination Agreement, of the 935,813 common shares held in escrow following the Closing, an aggregate of 927,258 Common Shares were released from escrow and delivered to the Sellers (including 383,848 Common Shares delivered to the Reporting Person), and 8,555 Common Shares (including 3,932 Common Shares owned by the Reporting Person) were reacquired by the Issuer and cancelled.”

Item 6 of the Original 13D is hereby amended by deleting the last sentence of the fifth paragraph under the heading “Sponsor Share Letter.”

Item 6 of the Original 13D is hereby further amended by adding the following as the last sentence of the first paragraph under the heading “Registration Rights Agreement” and the last sentence of the first paragraph under the heading “Warrant Agreement”:

“The Issuer filed such registration statement with the SEC on April 14, 2020, and it was declared effective by the SEC on April 27, 2020. On August 24, 2020, the Issuer filed the first post-effective amendment to such registration statement and it was declared effective by the SEC on August 28, 2020.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended by replacing Exhibit 10.7 with the following:

10.7	Registration Rights Agreement, dated as of March 17, 2020, by and among the Issuer, Lagniappe Ventures LLC in the capacity as the Purchaser Representative, the Reporting Person and the other Sellers party thereto as “Investors” thereunder (incorporated herein by reference to Exhibit 10.13 of the Shell Company Report on Form 20-F filed by the Issuer with the SEC on March 23, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2020

By:	/s/ Wasef Jabsheh
Name:	Wasef Jabsheh

Schedule A

Trade Date	Quantity	Purchase/Sale	Price per Share($)
09/16/2020	12,075	Purchase	6.88
09/15/2020	100,000	Purchase	6.85
09/15/2020	5,767	Purchase	6.84
09/14/2020	133	Purchase	6.90
09/10/2020	20,000	Purchase	6.90
09/09/2020	1,707	Purchase	6.75
09/08/2020	5,516	Purchase	6.8895
09/04/2020	2,280	Purchase	6.89
09/03/2020	80,000	Purchase	6.8925
09/03/2020	10,000	Purchase	6.8993
09/02/2020	10,000	Purchase	6.90
09/01/2020	2,864	Purchase	6.86
09/01/2020	10,000	Purchase	6.77
08/27/2020	25,000	Purchase	6.90
08/26/2020	4,412	Purchase	6.75
08/25/2020	8,837	Purchase	6.70
08/24/2020	2,400	Purchase	6.6925
08/21/2020	4,500	Purchase	6.55
08/20/2020	9,314	Purchase	6.49
08/19/2020	2,929	Purchase	6.71
08/18/2020	2,929	Purchase	6.55